CARROT pass, LLC
Statements of Comprehensive Income
(Unaudited)

	Year Ended December 31, 2017	Year Ended December 31, 2016
Revenue	$ 154,805	$ 90,802
Cost of sales	177,183	2,851
Gross profit	(22,378)	87,951
Expenses:		
Advertising	5,251	11,114
Amortization	74,924	70,174
Auto	1,478	-
Bank fees	1,921	-
Computer and Internet	2,244	-
Dues and subscriptions	385	-
Funding fees	2,594	-
Interest expense	2,240	-
Legal and professional	930	-
Meals and entertainment	5,855	3,789
Office expenses	1,223	1,990
Shipping	113	-
Software	5,468	4,404
Software development costs	9,268	13,601
General and administrative	1,429	4,220
Total expenses	115,323	109,292
Net income (loss)	$ (137,701)	$ (21,341)